SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. ____6_____ )(1)


                           Stelmar Shipping Ltd. (SJH)
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                                (Name of Issuer)


                     Common Stock, Par Value $0.02 per share
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                         (Title of Class of Securities)


                                    V8726M103
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                                 (CUSIP Number)


                               George Karageorgiou
                              c/o Stelinvest Corp.
                                  Status Center
                                  2A Areos Str.
                               Vouliagmeni, 16671
                                 Athens, Greece
                              Tel: 011-301-967-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 6, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  V8726M103
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stelphi Holding Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,412,026

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     2,412,026

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,412,026

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%

14.  TYPE OF REPORTING PERSON*

     HC



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   V8726M103
            ---------------------
      This Amendment No. 6 to Schedule 13D is being filed for the purpose of disclosing the terms of a stock purchase agreement (the "Agreement") entered into on November 5, 2003 between Stelshi Holding Ltd. ("Stelshi") and Stelphi Holding Ltd. ("Stelphi), whereby Stelphi has purchased an additional 126,823 common shares of Stelmar Shipping Ltd. (the "Issuer") from Stelshi. The Agreement is discussed below in items 4 and 6. In addition, Stelphi has completed the stock purchase agreement disclosed in Amendment No. 5 to the Schedule 13D by purchasing 186,147 common shares of the Issuer from Stelshi. Stelphi has also purchased certain shares in open market transactions.

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Item 1.  Security and Issuer.

     The name of the Issuer is Stelmar Shipping Ltd., a Liberian corporation. The Issuer's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece. This Schedule 13D relates to the issuer's common stock, par value $0.02 per share (the "Shares").

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Item 2.  Identity and Background.

      No change from the Fifth Amendment to Schedule 13D.

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Item 3.  Source and Amount of Funds or Other Consideration.

      No change from the Fifth Amendment to Schedule 13D.

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Item 4.  Purpose of Transaction.

      On November 6, 2003 Stelphi purchased from Stelshi 126,823 Shares having an aggregate purchase price of $2,500,000 calculated based on the closing price per Share on the New York Stock Exchange on November 5, 2003, discounted by 5%. On November 6, 2003, Stelphi purchased 186,147 Shares from Stelshi pursuant to the Stock Purchase Agreement described in Amendment No. 5 to the Schedule 13D. In addition, Stelphi purchased 7,000 Shares in the open market from November 3 to November 6, 2003.

      Other than as disclosed above, Stelphi has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

      As of the date hereof, Stelphi is the beneficial owner of an aggregate of 2,412,026 Shares. Based on reports filed with the Securities and Exchange Commission, the Issuer has 17,285,688 Shares outstanding. Stelphi beneficially owns an aggregate of 13.9% of the outstanding Shares. Stelphi beneficially owns all of the above mentioned Shares. As Stelphi's sole shareholder, Polys Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelphi currently beneficially owns. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Shares for any other purpose.

      The following are transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D, to which Stelphi has been a party:


          Nature of Transaction                  Date           Price per Share
          ---------------------                  ----           ---------------

Purchase by Stelphi of 3,000 Shares in          11/3/03             $19.95
the open market

Purchase by Stelphi of 4,000 Shares in          11/6/03             $20.70
the open market

Purchase by Stelphi of 126,823 Shares           11/6/03             $19.71
from Stelshi in private transaction

Purchase by Stelphi of 186,147 Shares           11/7/03             $18.80
from Stelshi in private transaction

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On November 5, 2003, Stelphi and Stelshi entered into an agreement, whereby Stelphi would purchase from Stelshi that number of Shares having an aggregate purchase price of $2,500,000 calculated based on the closing price per Share on the New York Stock Exchange on November 5, 2003, discounted by 5%. Based on the closing price, Stelphi purchased 126,823 Shares on November 6, 2003.

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Item 7.  Material to be Filed as Exhibits.

      None.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       November 10, 2003
                                        ----------------------------------------
                                                         (Date)


                                                   /s/ George Karageorgiou
                                        ----------------------------------------
                                                       (Signature)


                                                   George Karageorgiou
                                                   President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


21820.0001 #440997